 Exhibit 99.5

FOR RELEASE February 4, 2010, 9:20 a.m. EST

Pure Nickel Reports Fiscal Year-end results and 2009 Highlights

Year-end Results

TORONTO: February 4, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) reported that its results for the three months and the fiscal year ended November 30, 2009 are in accordance with expectations. The Company reported a net loss of $520,241 ($0.008 per share) for the fourth quarter ended November 30, 2009, compared to a net loss of $168,024 ($0.002 per share) for the fourth quarter of 2008, and a net loss of $1,411,188 ($0.02 per share) for the fiscal year ended November 30, 2009, compared with a net loss of $2,432,040 ($0.04 per share) in the prior year. Pure Nickel’s financial statements and the accompanying management discussion and analysis are available on our website at www.purenickel.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html. (All dollar amounts herein are in Canadian Funds unless otherwise indicated.)

2009 Highlights

Pure Nickel is pleased to report that despite the market turmoil in the early half of 2009 it was able to continue to advance several of its properties.

  The company continued to work with our MAN project partner, ITOCHU Corporation, to further advance the property. To this end we completed an extensive exploration program on our MAN Alaska property which included 4,200 metres of drilling and an extensive geophysical program.
  Pure Nickel completed a helicopter- supported field program at the SR1 property in Quebec.
  The company became 50-50 joint venture partners on the HPM/Forgues property as a result of our project partner, Manicouagan Minerals Inc, expending the required amount of funds on exploration.
  The company commenced 2010 with approximately $5.5 million cash on hand.

MAN Alaska property

The MAN property is currently under joint venture agreement with ITOCHU Corporation of Tokyo. In December 2009 Pure Nickel released the results of its exploration program at MAN, Alaska which included 4,200 metres of drilling, and an extensive geophysical program. The geophysical surveys, including the proprietary TEM survey, have for the first time identified very compelling geophysical targets at depth. The 2010 drilling program will be designed to investigate the deeper source of these large and strong conductive bodies underlying the Alpha and Beta Complexes. Dr. Larry Hulbert, P. Geol. is the designated Qualified Person (Q.P.) for the MAN project.

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About Pure Nickel Inc.
Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE (Platinum Group Elements) projects in Canada and Alaska. At November 30, 2009, Pure Nickel had approximately $5.4 million in working capital.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
www.howardgroupinc.com

Pure Nickel Inc.
David R. McPherson
President & CEO
T. (416) 644-0066
Email: info@purenickel.com
www.purenickel.com

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